

03 APR 10 AM 7:21



Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

April 3, 2003

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com



82-34698

Press Release

Stockholm, April 3, 2003

Proposal for the Board of Directors of Investor AB

At the Annual General Meeting of Investor AB, to be held April 23, 2003, the following proposal will be submitted for the number of directors, compensation to the Board of Directors, and election of the members of the Board of Directors. Shareholders who jointly represent more than 50 percent of the voting rights for all shares in the company have declared their intention to vote for the proposal.

Number of Directors
Ten directors and no deputies.

Compensation to the Board of Directors
Compensation to the Board of Directors totaling 4,575,000 Swedish kronor, to be divided in accordance with the board's decision.

Election of the Members of the Board of Directors
Re-election of Claes Dahlbäck, Sune Carlsson, Håkan Mogren, Anders Scharp, Peter D. Sutherland, Björn Svedberg, Jacob Wallenberg and Marcus Wallenberg, as members of the Board.

Board member Koichi Nishimura has declined re-election.

Election of Ulla Litzén, 47, Sweden, President of W Capital Management and member of the boards of SKF, Atlas Copco and Posten.

Election of O. Griffith Sexton, 59, United States, Advisory Director at Morgan Stanley, Adjunct Professor at the Colombia Business School, and Visiting Lecturer at Princeton University's Bendheim Center for Finance.

INVESTOR AB

For further information please contact:
Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 20 31, +46 70 624 20 31

Our press releases can be accessed at www.investorab.com on the Internet.

Investor AB is Sweden's largest listed industrial holding company. The company's business concept is to create shareholder value through long-term committed ownership and investment activities. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.

Investor AB
A Public Company
Registration No 556013-8298

SE-103 32 Stockholm, Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com